SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

SECURI 09059294 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 16402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pruco Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 Broad Street
(No. and Street)

Newark, NJ 07102-3777
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Horn 973-802-5484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret Horn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pruco Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margaret Horn
Signature

Chief Financial Officer
Title

Lillian Grigoli
Notary Public

LILLIAN GRIGOLI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/29/2012

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pruco Securities, LLC

Statement of Financial Condition
December 31, 2008

SEC. I.D. No. 8-16402
This report is deemed PUBLIC in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.

Pruco Securities, LLC
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member of
Pruco Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pruco Securities, LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 24, 2009

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2008

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 5,865
Cash segregated	1
Receivables from brokers and dealers	2,159
Due from affiliates	11,980
Prepaid expenses and other assets	1,287
Deferred taxes	74
Total assets	$ 21,366
Liabilities and Member's Equity	
Liabilities	
Due to affiliates	$ 9,292
Current federal income taxes payable to Parent	4,118
Accounts payable, accrued expenses and other liabilities	809
Total liabilities	14,219
Commitments and contingent liabilities (Note 6)	
Member's equity	
Contributed capital	1,500
Undistributed earnings	5,647
Total member's equity	7,147
Total liabilities and member's equity	$ 21,366

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization and Nature of Business

Pruco Securities, LLC (the "Company"), with its principal offices in Newark, New Jersey, is a wholly-owned subsidiary of The Prudential Insurance Company of America ("PICA" or the "Parent"), a New Jersey corporation, which is a subsidiary of Prudential Financial, Inc. ("Prudential"), a New Jersey corporation. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS planners provide financial planning services to clients.

The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance and variable annuity contracts. The Company introduces and clears its general securities trading activity on a fully disclosed basis through First Clearing, LLC ("First Clearing").

During 2003, Prudential completed the combination of its retail securities brokerage and clearing operations with Wachovia Corporation to form a joint venture, Wachovia Securities. The joint venture conducts its clearing operations through First Clearing, LLC ("First Clearing") an affiliate of Wachovia Securities. As of December 31, 2008 Prudential owned a 38% interest in the joint venture.

In December 2008, Prudential announced its intention, assuming completion of the merger of Wachovia Securities into Wells Fargo, to exercise its right under the "lookback" option to put its joint venture interests to Wells Fargo.

As more fully described in Note 4, the Company has various agreements with Prudential companies relating to reimbursement of expenses, including services of officers, the use of telecommunications, office space, systems and equipment. The Company also has an agreement with First Clearing for clearing and settlement services and custodial services. The accompanying Statement of Financial Condition may not be indicative of the Company's financial condition if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition during the reporting period. Actual results could differ from those estimates.

Prudential issues stock-based compensation including stock options, restricted stock, restricted stock units and performance shares. Employee stock awards made on or after January 1, 2003 and before January 1, 2006 are accounted for in accordance with the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended.

The Company's cash and cash equivalents consist of funds on deposit in a corporate account at a commercial bank and shares of a money market mutual fund sponsored by a Prudential company.

(dollars in thousands)

Money market mutual funds are stated at cost, which approximates market value. The Company also maintains a special reserve account at a commercial bank for the benefit of its customers. Cash of $1 has been segregated in this account in accordance with an NASD Notice to Members relating to mutual fund breakpoint overcharges.

The Company adopted SFAS No. 157, "Fair Value Measurements" on January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. The adoption of this guidance did not have a material impact on the Statement of Financial Condition.

The Company adopted FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115" on January 1, 2008. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of this guidance did not have a material impact on the Company's Statement of Financial Condition.

3. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PICA. PICA is included in the consolidated federal income tax return of Prudential. Subsequent to the conversion to a limited liability company on January 1, 2004, the Company is generally not subject to state income taxes because the Company's single-member parent is an insurance company that generally pays state premium tax in lieu of state income tax.

Pursuant to the Prudential tax allocation agreement, federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provisions. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

The Company has deferred tax assets of $74 at December 31, 2008 related to accrued legal expenses.

On January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," an Interpretation of FASB Statement No. 109. This interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefits at December 31, 2008.

In December 2006, the Internal Revenue Service ("Service") completed all fieldwork with regards to its examination of the consolidated federal income tax returns for tax years 2002-2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the Service for additional review. Prudential has responded to the Service's request

(dollars in thousands)

for additional information. The Service proposed an adjustment which was submitted to the Joint Committee in October 2008, however, this has no bearing on the Company's financial position. The Company was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and has taken no exception to the conclusions reached by the Service. Accordingly, the final report was processed and a refund was received. The statute of limitations for the 2002-2003 tax years expires December 31, 2009.

In January 2007, the Service began an examination of the consolidated U.S. federal income tax years 2004 through 2006. For the consolidated U.S. federal income tax years 2007 and 2008, Prudential participated in the Service's new Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during the 2007 and 2008 tax years in order to reach agreement with Prudential on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will significantly shorten the time period between Prudential's filing of its federal income tax return and the Service's completion of its examination of the return.

4. Related Party Transactions

The Company has an arrangement with a Prudential company, Prudential Investment Management Services LLC ("PIMS"), whereby the Company receives income from the sale of mutual fund products distributed by PIMS. The Company receives a concession generally ranging from .25% to 5.00% based on the specific mutual fund being sold. Trail and service commissions range from .1% to 1.00% based upon the average daily asset balance in the mutual funds.

The Company has arrangements with Prudential companies whereby the Company receives commission income from the sale of variable life insurance and variable annuity contracts issued by Prudential companies.

The Company receives various services from Prudential companies which include services of officers, the use of telecommunications, office space, systems and equipment, custodial services, programmer and analyst services and mail operation services. The costs of these services are charged to the Company pursuant to service agreements with Prudential companies.

Pursuant to the terms of the clearing agreement between the Company and First Clearing, First Clearing is required to pay to the Company commissions and other amounts due from introduced customer accounts, after deduction for all clearing and other charges, costs and expenses due to First Clearing.

At December 31, 2008, $1,806 of the receivables from brokers and dealers, $11,980 of the due from affiliates and $9,292 of the due to affiliates balances reported in the Statement of Financial Condition are primarily a result of the activities described above.

Cash and cash equivalents of $5,865 includes $5,840 which represents 5,839,758 shares of a Prudential money market mutual fund distributed by PIMS.

(dollars in thousands)

5. Concentrations of Credit Risk

As discussed in Note 1, the Company clears its securities transactions through First Clearing on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and First Clearing, First Clearing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liability with regard to the right. During 2008, the Company did not pay any amounts related to these guarantees. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $3,750, which was $2,802 in excess of its required net capital of $948. The Company's ratio of aggregate indebtedness to net capital was 3.79 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. Pruco Securities, LLC introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2)(ii) of Rule 15c3-3.